                                                          Registration No. 333-
_______________________________________________________________________________
_______________________________________________________________________________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

                             Registration Statement
                                      Under
                             SECURITIES ACT OF 1933
                             ________________________

                               SEPARATE ACCOUNT VL
                              (Exact Name of Trust)

                      FIRST VARIABLE LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              10 POST OFFICE SQUARE
                           BOSTON, MASSACHUSETTS 02109
          (Complete Address of Depositor's Principal Executive Offices)

                             ________________________


ARNOLD R. BERGMAN                            Copy To:
Vice President - Legal and Administration    DIANE E. AMBLER, ESQ.
First Variable Life Insurance Company        Mayer, Brown & Platt
10 Post Office Square                        2000 Pennsylvania Avenue, N.W.
Boston, MA 02109                             Washington, D.C. 20006
(Name and Address of Agent for Service)      (202) 778-0641


Title and Amount of Securities being Registered:
     Interests under flexible premium variable life insurance policies.

Approximate Date of Proposed Public Offering:
     As soon as practicable after the effective date of this Registration Statement.

The Registrant has previously registered an indefinite number or amount of its shares pursuant to Rule 24f-2 under the Investment Company Act of 1940 on June 3, 1996; accordingly, no fee is payable herewith. A Rule 24f-2 Notice for Registrant's fiscal year ended December 31, 1995 was not filed because Registrant had not commenced operations on December 31, 1995.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
_______________________________________________________________________________
_______________________________________________________________________________

                              CROSS REFERENCE SHEET

ITEM NO. IN
FORM N-8 B-2                  LOCATION
------------                  --------
1, 2                          Caption in Prospectus Cover, The Company, The Separate Account

3                             Inapplicable

4                             Distribution and Other Agreements

5, 6                          The Separate Account

7                             Inapplicable

8                             Financial Statements

9                             Legal Proceedings

10 (a), (b), (c), (d), (e)    Highlights, Surrenders and Partial Withdrawals,
                              Withdrawal Charges, Transfers Among Policy
                              Options, Lapse and Reinstatement, Determination of
                              Account Value, Other Provisions of the Policy, The
                              Policy, Policy Options

10 (f)                        Voting Rights, Other Provisions of the Policy

10 (g), (h)                   Changes to Policy Options

10 (i)                        Mixed and Shared Funding, Policy Bebefits and
                              Values, Other Provisions of the Policy

11, 12                        Variable Investors Series Trust, Federated
                              Insurance Series

13 Highlights, Charges and Deductions, Elimination and Reduction of Charges and Expenses

14, 15                        Application and Issuance of a Policy, Free Look
                              Right, Delayed Investment Start Date

16                            Premiums, Allocation of Premiums, Determination of
                              Account Value

17                            Surrenders and Partial Withdrawals, Payment of
                              Proceeds

18                            Taxation of the Company and the Separate Account,
                              Determination of Account Value, The Separate
                              Account, Policy Options, The Policy, Charges and
                              Deductions

19                            Reports and Records, Advertising Practices, Other
                              Provisions of the Policy



20                            See 10 (g) & 10 (h)

21                            Preferred and Non-Preferred Loans, The Policy

22, 23, 24                    Inapplicable

25                            The Company

26                            Inapplicable

27                            The Company

28                            Management of the Company

29                            The Company

30, 31, 32, 33, 34            Inapplicable

35                            State Regulation

36                            Inapplicable

37                            Inapplicable

38, 39, 40, 41 (a)            Distribution and Other Agreements, The Company

41 (b), 41 (c), 42, 43        Inapplicable

44                            Determination of Account Value

45                            Inapplicable

46                            Surrenders and Partial Withdrawals

47, 48, 49, 50                Inapplicable

51                            Policy Benefits and Values

52                            Changes to Policy Options

53 (a)                        Federal Tax Status

53 (b), 54, 55                Inapplicable

56, 57, 58                    Inapplicable

59                            Financial Statements

Prospectus                                              Dated:


                             CAPITAL FLEX PAY LIFE
               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES

                                   Funded in
                              SEPARATE ACCOUNT VL

                                      by
                     FIRST VARIABLE LIFE INSURANCE COMPANY

   Marketing and Executive Office:                Variable Service Center:
   10 Post Office Square                          P.O. Box 1317
   Boston, MA 02109                               Des Moines, IA  50305-1317
                                                  (800) 845-0089

This prospectus describes Capital Flex Pay Life (the "Policy"), a flexible premium variable life insurance policy issued by First Variable Life Insurance Company ("the Company"). The Policy provides for life insurance coverage and for the accumulation of an Account Value. An Owner may adjust the amount and frequency of premium payments and the level of life insurance provided under the Policy, subject to certain restrictions.

A Death Benefit is payable under the Policy upon the Insured's death. The Owner may choose either a Death Benefit generally equal to the Face Amount (Death Benefit Option 1), or a Death Benefit generally equal to the Face Amount plus the Account Value (Death Benefit Option 2). The Death Benefit will never be less than the current Face Amount of a Policy, less any due and unpaid charges, any loans and any interest due or accrued on the loans, as long as the Policy stays in force.

After a Policy is approved for issue by the Company, the Net Premium may be allocated to the Company's segregated investment account called Separate Account VL (the "Separate Account") or to the Company's Fixed Account, which guarantees a minimum fixed rate of interest. The Separate Account invests in selected portfolios of two mutual funds: Variable Investors Series Trust ("VIST") and Federated Insurance Series ("FIS"). The portfolios currently available under a Policy are: VIST High Income Bond, VIST Multiple Strategies, VIST Common Stock, VIST U.S. Government Bond, VIST Tilt Utility, VIST World Equity, VIST Growth & Income, VIST Small Cap and FIS Prime Money Fund (the "Portfolios"). (See "Policy Options.") The Company reserves the right, under certain circumstances, to delay the investment of the initial premium payment in VIST Portfolios, but does not currently do so. (See "Allocation of Premiums.")

There is no guaranteed minimum Account Value for a Policy which is funded through the Separate Account. The Death Benefit may, and the Account Value will, vary up or down to reflect the investment experience of the Portfolios to which Net Premiums have been allocated. The Owner bears the investment risk for all amounts allocated to the Portfolios. The Policy continues in effect while the Cash Surrender Value is sufficient to cover the current charges and deductions under the Policy. The Company guarantees to keep the Policy in force during the first five Policy Years so long as the required Minimum Monthly Premium amounts are paid. (See "Premiums.")

It may not be advantageous to replace existing insurance with the Policy described in this prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE VARIABLE INVESTORS SERIES TRUST AND FEDERATED INSURANCE SERIES. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.


                           TABLE OF CONTENTS

                                                                 PAGE
                                                                 ----
DEFINITIONS
HIGHLIGHTS
THE COMPANY
THE SEPARATE ACCOUNT
POLICY OPTIONS
  Variable Investors Series Trust
  Federated Insurance Series
  Fixed Account Option
  Transfers Among Policy Options
     General Requirements
     Systematic Transfers - Dollar Cost Averaging
     Asset Rebalancing Program
     Restrictions on Transfers
     Automatic Transfer of Small Accounts
  Changes in Policy Options
  Mixed and Shared Funding
CHARGES AND DEDUCTIONS
  Premium Load
  Monthly Deductions
     Administrative Charge
     Cost of Insurance
     Other Insurance Charges
  Daily Deductions
     Mortality and Expense Risk Charge
  Transfer Fee
  Withdrawal Charge
     Step Down Percentage
     Maximum Withdrawal Charge
     Application of the Withdrawal Charge
     Free Withdrawal Amount
 Persistency Refund Bonus
 Other Charges and Deductions
     Fund Expenses
     Income Taxes
     Special Service Fees
     Elimination, Reduction, or Refund of Charges and
                   Deductions
     Group and Sponsored Arrangements
THE POLICY
  Application and Issuance of a Policy
     Free Look Right
  Premiums
     Planned Premiums
     Monthly Minimum Premium
     Additional Premiums

  Premium Limitations
  Allocation of Premiums
     Delayed Investment Start Date
POLICY BENEFITS AND VALUES
  Death Benefit
     Death Benefit Options
     Change in Death Benefit Options and Face Amount
     Adjustments to the Death Benefit Proceeds
  Optional Insurance Benefit Riders
  Acceleration of Death Benefit Rider
  Determination of Account Value
     Account Value and Cash Surrender Value
     Net Investment Experience
  Preferred and Non-Preferred Loan Amounts
  Surrenders and Partial Withdrawals
              Surrenders
              Partial Withdrawals
  Maturity Proceeds
  Lapse and Reinstatement
  Payment of  Proceeds
  Tax Withholding
  Payout Options
     Annuitization Bonus
     Payout Options
  Right to Exchange for a Fixed Benefit Policy
OTHER PROVISIONS OF THE POLICY
  Suicide Exclusion
  Representations and Contestability
  Misstatement of Age or Sex
  Owner and Beneficiary
  Assignments
  Reports and Records
  Voting Rights
  Suspension of Payments and Transfers
  Nonparticipation in Company Dividends
DISTRIBUTION AND OTHER AGREEMENTS
SAFEKEEPING OF ASSETS
MANAGEMENT OF THE COMPANY
FEDERAL TAX STATUS
  General
  Taxation of the Company and the Separate Account
  Life Insurance and Modified Endowment Contract Definitions
     Life Insurance
     Accelerated Benefits Rider
     Modified Endowment Contract
  Income Tax Treatment of Policy Benefits
  Diversification Requirements
ADVERTISING PRACTICES
LEGAL MATTERS
  State Regulation
  Legal Proceedings
EXPERTS
REGISTRATION STATEMENT
APPENDICES

APPENDIX A: ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, CASH SURRENDER VALUES AND ACCUMULATED VALUE OF THE PREMIUM
APPENDIX B:  FINANCIAL STATEMENTS

                                   DEFINITIONS

ACCOUNT - The Fixed Account and/or one or more of the Sub-Accounts of the Separate Account.

ACCOUNT VALUE - The sum of the amounts attributable to a Policy that are: (a) in the Separate Account; (b) in the Fixed Account; and, if there is an outstanding Policy loan, (c) in the Loan Account.

ACCUMULATION UNIT - A unit of measure used to calculate the Account Value of a Sub-Account of the Separate Account.

ACCUMULATION UNIT VALUE or AUV - The value of an Accumulation Unit on a Business Day.

AGE - The attained age of the Insured on the date for which age is being determined.

BENEFICIARY - The person(s) or entity who will receive the Death Benefit.

BUSINESS DAY - Each day the New York Stock Exchange is open for trading, which is Monday through Friday, except for the following holidays: New Year's Day, President's Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day, Christmas Day.

CASH SURRENDER VALUE - The amount available upon surrender of the Policy, which is equal to the Account Value reduced by any outstanding Policy loan and accrued interest; and reduced by any applicable Withdrawal Charges.

CODE - The Internal Revenue Code of 1986, as amended.

COMPANY - First Variable Life Insurance Company.

DEATH BENEFIT - The Death Benefit is the amount of insurance provided under a Policy on the life of an Insured.

DEATH BENEFIT PROCEEDS - The amount payable on the death of the Insured. This amount is the Death Benefit less Indebtedness and less any unpaid monthly deductions and charges.

DISTRIBUTOR - First Variable Capital Services, Inc., 10 Post Office Square, Boston, MA 02109.

FACE AMOUNT - A dollar amount used to determine the Death Benefit under a Policy. It is shown on the Owner's Policy data page.

FIXED ACCOUNT - The Fixed Account is the non-loaned portion of the Account Value that is part of the Company's general account. The Fixed Account provides guarantees of principal and interest and is not part of the Separate Account.

FUNDS - Variable Investors Series Trust and Federated Insurance Series, each of which is an open-end management investment company in which the Separate Account invests.

INDEBTEDNESS - All amounts owed to the Company by an Owner for loans on the Policy plus interest due or accrued on the loans.

INSURED - The person on whose life the Policy is issued.

LOAN ACCOUNT - An account which is established in the Company's general account for any amounts requested for loans plus interest due or accrued on the loans.

MATURITY DATE - The Policy Anniversary on or following the Insured's 100th birthday.

NET AMOUNT AT RISK - The amount of insurance coverage determined under this Policy for each Policy Month. On the first Business Day of each Policy Month, it is the excess of: (a) the Death Benefit as of that day, over (b) the Account Value on that day after deduction of all monthly and other charges then due.

NET INVESTMENT EXPERIENCE - For any period, the Net Investment Experience of a Sub-Account of the Separate Account is the investment experience of the underlying Portfolio for the same period, reduced by the amount of charges against the Sub-Account for that period.

NET PREMIUM - The amounts paid for a Policy, less the applicable Premium Load.

OWNER - The person entitled to all the ownership rights under a Policy. The initial owner is stated on the application for a Policy, and may be later changed as the Policy provides.

POLICY ANNIVERSARY - An anniversary of the Policy Date.

POLICY DATE - The date the provisions of the Policy take effect, as shown on the Owner's Policy data page. Policy Months and Policy Years are measured from this date.

POLICY OPTION - The Fixed Account or any of the Sub-Accounts of the Separate Account which can be selected by the Owner of a Policy.

POLICY QUARTER - One quarter of a Policy Year. The first Policy Quarter begins on the Policy Date and ends on the last Business Day of the third Policy Month.

POLICY YEAR - Each 12-month period beginning on the Policy Date.

PORTFOLIO - A Fund's separate and distinct class of shares that is available as an underlying investment under a Policy.

SEPARATE ACCOUNT - A separate investment account of the Company, designated as Separate Account VL.

SUB-ACCOUNT - A segment of the Separate Account which invests in a specified Portfolio of the Funds.

VALUATION PERIOD - The period of time between the close of one Business Day and the close of business for the next succeeding Business Day.

VARIABLE SERVICE CENTER - The Company's administrative service center for the Policies is located at 1206 Mulberry Street, Des Moines, IA 50309.


                                   HIGHLIGHTS

The following is a brief listing of the basic features of the Policy. These and other features of the Policy are explained in detail throughout the prospectus. The Owner should be sure to read the prospectus and the prospectuses of the Funds for more complete information.

This prospectus describes a Policy issued by the Company that provides flexible premium life insurance. Death Benefits and Account Value under these Policies are "variable" and will reflect the Net Investment Experience of the Policy Option(s) and Portfolios chosen by the Owner. The Fixed Account, which is part of the Company's general account, provides guarantees of principal and interest. For a description of the Fixed Account, see "Fixed Account Option" which appears later in this prospectus.

Generally, a Policy may be issued on a proposed Insured up to Age 80 and, if the Company consents, on a proposed Insured who is between the Ages of 81 to 85. An applicant must select a Face Amount (minimum $50,000) and a Death Benefit Option on the life of the proposed Insured. All persons proposed for insurance must meet the Company's underwriting and other criteria for issuance. The Policy is not available to employee benefit plans qualified under Section 401 of the Code, except with the Company's consent.

In many respects the Policy is similar to traditional fixed-benefit whole life insurance. Like fixed-benefit whole life insurance, the Policy provides for a Death Benefit, an Account Value, and loan privileges. However, the Policy differs from fixed-benefit whole life insurance in that the Death Benefit and Account Value may increase or decrease to reflect the investment performance of the Policy Options to which the Account Value is allocated. The portion of the Account Value invested in the Sub-Accounts is not guaranteed and an Owner bears the investment risk on this portion of the Account Value. (See "Determination of Account Value." )

The Policy requires payment of an initial premium on or before the Policy Date
equal to at least 2 Monthly Minimum Premiums.   Additional amounts may be paid
thereafter, subject to certain restrictions, as long as the Policy meets the definition of a life insurance contract under the Code. Payment of the Monthly Minimum Premium amounts specified in the Policy guarantees that the Policy will remain in force for 5 years. Planned and unplanned additional premiums may be
paid, subject to certain limitations.   A Premium Load, as discussed below, is
deducted from each premium payment before allocation of the Net Premium to the Sub-Accounts and/or Fixed Account selected by the Owner.

Payment of large amounts of premium relative to the Death Benefit during the first seven Policy Years may cause a Policy to be classified as a "modified endowment contract" under section 7702A of the Code. Under current federal income tax law, pre-death distributions under modified endowment contracts, including loans, assignments, partial withdrawals and surrenders, will be included in income on an income first basis, and a 10% penalty tax will be imposed on income distributed before the Owner attains Age 59-1/2. (See "Federal Tax Status.")

Owners have the right to return the Policy according to the terms of its "free-look" right. The Company reserves the right to delay the initial investment of the premium payment in the selected Policy Options in certain instances, but it does not currently do so. (See "Delayed Investment Start Date.")

The Account Value may be transferred among the Sub-Accounts. (See "Transfers Among Policy Options.") Within 24 months after the Policy Date, the Owner has a right to transfer all of the Account Value in the Sub-Accounts to the Fixed Account. (See "Right to Exchange for a Fixed Benefit Policy.") Under certain circumstances, a Transfer Fee may be assessed when an Owner transfers Account Values from one Sub-Account to another Sub-Account or to or from the Fixed
Account.  (See "Transfer Fee.")   Other restrictions apply to transfers and
allocations involving the Fixed Account. (See "Fixed Account Option" and "Transfers Among Policy Options.")

The Account Value of the Policy will vary daily based on, among other things, the Net Investment Experience of the Sub-Accounts to which amounts have been allocated and the amount of interest credited to any of the Account Value in the Fixed Account. (See "Determination of Account Value" and "Fixed Account Option.")

A loan privilege is available under the Policy after the first Policy Year. The Policy may be surrendered at any time, and cash surrender value may be taken as a partial withdrawal after the first Policy Year, subject to a Withdrawal Charge. (See "Preferred and Non-Preferred Loan Amounts" and "Surrenders and Partial Withdrawals.") No Withdrawal Charge will be taken on a partial withdrawal in any Policy Year unless the amount withdrawn exceeds the annual Free Withdrawal Amount. The annual Free Withdrawal Amount is equal to 15% of the premiums paid as of the date of a partial withdrawal, less any amounts attributable to any withdrawals previously taken during the Policy Year. (See "Withdrawal Charge.")

Once a Policy is continuously in force for 10 Policy Years, the Company will
begin crediting a Presistency Refund Bonus to Account Value.   The  Persistency
Refund Bonus will be credited each Policy Month while the Insured is living, beginning in the 11th Policy Year. The Persistency Refund Bonus is guaranteed by the Company to be in amounts equivalent to an annual rate of 0.50% of the non-loaned Account Value. The Company may credit additional Persistency Refund Bonus amounts at its discretion. On the date of this Prospectus, the Company expects that the Persistency Refund Bonus will be credited each Policy Month beginning in the 11th Policy Year in an amount equivalent to an annual rate of 0.65% of Account Value, but this is not guaranteed. (See "Persistency Refund Bonus.")

Upon the death of the Insured, the Company will pay the Death Benefit Proceeds to the Beneficiary. (See "Death Benefit.") Death Benefit Proceeds paid to the Beneficiary under the Policy are generally not subject to federal income tax. Under current law, undistributed increases in Account Value are not taxable to the Owner. (See "Federal Tax Status.") Payments may be made in a lump sum or in
the form of an annuity payout.   (See "Payout Options.")

The Policy is subject to the following charges and deductions:

The Premium Load, composed of a premium charge of 6.5% on paid premiums. (See "Premium Load.")

Monthly Deductions, composed of a monthly administrative charge of $6 each Policy Month; a cost of insurance charge, and charges for any optional insurance benefit riders. (See "Monthly Deductions.")

Daily deductions for the mortality and expense risks assumed by the Company, which are equal to 0.90%, on an annual basis, of the daily net assets in each Sub-Account. (See "Daily Deductions.")

A transfer fee of $10 on certain transfers of Account Value between and among Policy Options. (See "Transfer Fee.")

A Withdrawal Charge on surrenders and certain withdrawals of Account Value during the first 12 Policy Years. The Withdrawal Charge declines by stated percentages at the end of each Policy Year during this period. The maximum Withdrawal Charge is equivalent to 12 Monthly Minimum Premiums times 125%., but will not be greater than $56.50 per $1,000 of Face Amount. The maximum Withdrawal Charge may be less depending on the Age of the Insured on the Policy Date. (See "Withdrawal Charge.")

There are deductions from and expenses paid out of the assets of the Funds that are described in the accompanying prospectuses for the Funds.

                                   THE COMPANY

First Variable Life Insurance Company ("the Company") is a stock life insurance company which was organized under the laws of the State of Arkansas in 1968.
The Company is principally engaged in the annuity business. The Company is licensed in 49 states, the District of Columbia and the U.S. Virgin Islands.
The Company is a wholly-owned subsidiary of Irish Life of North America, Inc. ("ILoNA") which, in turn, is beneficially owned by Irish Life plc ("Irish Life"). ILoNA also owns Interstate Assurance Company ("Interstate") of Des Moines, Iowa. Irish Life was formed in 1939 through a consolidation of a number of Irish and British Life offices transacting business in Ireland. In terms of assets, Irish Life controls over 50% of the Irish domestic life insurance market. As Ireland's leading institutional investor, it owns in excess of 10% of the leading Irish publicly traded stocks. Irish Life, through its international subsidiaries, conducts business in Ireland, the United Kingdom, the United States, and France. As of the end of 1995, the Irish Life consolidated group had in excess of $11 billion in assets. ILoNA is a Delaware corporation, incorporated as Carrig International, Inc. in 1986, which is the holding company of Interstate and the Company.

The Company has an A- (Excellent) rating from A.M. Best, an independent firm that analyzes insurance carriers. This rating is assigned to companies that have a strong ability to meet obligations to policy holders over a long period of time. The Company also has an AA- rating from Standard and Poor's and an AA rating from Duff & Phelps Credit Rating Co. on claims paying ability. The financial strength of the Company may be relevant with respect of the Company's ability to satisfy its Fixed Account obligations under the Policies.

                              THE SEPARATE ACCOUNT

The Board of Directors of the Company adopted a resolution to establish a segregated asset account pursuant to Arkansas insurance law on March 6, 1987. This account has been designated Separate Account VL (the "Separate Account"). The Company has registered the Separate Account with the Securities and Exchange Commission ("SEC") as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve supervision by the SEC of the management of the Separate Account or the Company.

The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to the reserves and other Policy liabilities with respect to the Separate Account, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains and losses, whether or not realized, are, in accordance with the Policies, credited to or charged against the Separate Account without regard to other income, gains or losses of the Company. The Company's obligations arising under the Policies are general obligations.

The Separate Account meets the definition of a "separate account" under the federal securities laws.

The Separate Account is divided into Sub-Accounts, with the assets of each Sub-Account invested in one Portfolio of a selected Fund. Owners bear the complete investment risk for premium payments and Account Value allocated or transferred to a Sub-Account. Account Values fluctuate in accordance with the investment performance of the Sub-Account(s) and reflect the imposition of the charges and deductions assessed under a Policy.

                                 POLICY OPTIONS

Owners of a Policy may allocate premium payments and Account Value to one or more Sub-Accounts of the Separate Account and to the Fixed Account. Each Sub-Account invests exclusively in a Portfolio of a selected Fund. A brief summary of the Funds and the investment objectives of the currently available

Portfolios is set forth below. More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Funds, which are included with this prospectus. The prospectuses for the Funds may describe other portfolios that are not available under a Policy. THERE IS NO ASSURANCE THAT THE AVAILABLE PORTFOLIOS WILL ACHIEVE THEIR STATED OBJECTIVES. Investors should read this prospectus and the prospectuses for the Funds carefully before investing.

VARIABLE INVESTORS SERIES TRUST

Variable Investors Series Trust ("VIST") is an open-end management investment company that was formed as a series trust to provide funding options for variable life insurance and variable annuity policies. Effective April 1, 1994, VIST retained First Variable Advisory Services Corp. ("FVAS") to manage its assets. FVAS is a wholly-owned subsidiary of the Company and retains the services of sub-advisers under agreements to manage the assets of the VIST Portfolios. The sub-advisers for the VIST Portfolios currently available under a Policy are: Value Line, Inc. with respect to VIST Common Stock and VIST Multiple Strategies Portfolios; Warburg, Pincus Counsellors, Inc. with respect to VIST Growth & Income Portfolio; Federated Investment Counseling with respect to VIST High Income Bond Portfolio; Pilgrim Baxter & Associates, Ltd. with respect to VIST Small Cap Portfolio; State Street Bank and Trust Company with respect to VIST Tilt Utility Portfolio; Strong Capital Management, Inc. with respect to VIST U.S. Government Bond Portfolio; and Keystone Investment Management Company with respect to VIST World Equity Portfolio.

Each Portfolio has a distinct investment objective and policy. The investment objectives of the Portfolios available under a Policy are:

VIST COMMON STOCK. The investment objective of this Portfolio is capital growth, which it seeks to achieve through a policy of investing primarily in a diversified portfolio of common stocks and securities convertible into or exchangeable for common stock. The secondary objective is current income, when consistent with its primary objective.

VIST GROWTH & INCOME. The investment objectives of this Portfolio are to provide current income and growth of capital. The Portfolio seeks to achieve its objectives by investing in equity securities, fixed income securities and money market instruments. The portion of the Portfolio invested at any given time in each of these asset classes will vary depending on market conditions, and there may be extended periods when the Portfolio is primarily invested in one of them. In addition, the amount of income derived from the Portfolio will fluctuate depending on the composition of the Portfolio's holdings and will tend to be lower when a higher portion of the Portfolio is invested in equity securities. The Portfolio may also purchase without limitation dollar-denominated American Depository Receipts ("ADRs"). ADRs are issued by domestic banks and evidence ownership of underlying foreign securities.

VIST HIGH INCOME BOND. The investment objective of this Portfolio is to obtain as high a level of current income as is believed to be consistent with prudent investment management. As a secondary objective, the Portfolio seeks capital appreciation when consistent with its primary objective. The Portfolio seeks to achieve its investment objectives by investing primarily in fixed income securities rated lower than A. Many of the high yield securities in which the Portfolio may invest are commonly referred to as "junk bonds." For special risks involved with investing in such securities (including among others, risk of default and illiquidity) see "Investment Objectives and Policies of the Portfolios -- High Income Bond Portfolio" in the VIST prospectus.

VIST MULTIPLE STRATEGIES. The investment objective of this Portfolio is to seek as high a level of total return over an extended period of time as is considered consistent with prudent investment risk by investing in equity securities, bonds, and money market instruments in varying proportions.

VIST SMALL CAP. The investment objective of this Portfolio is to seek capital appreciation. The Portfolio will invest, under normal conditions, at least 65% of its total assets in securities of companies with small capitalization (market capitalization or annual revenues under $1 billion at the time of purchase).

VIST TILT UTILITY. The investment objective of this Portfolio is to seek capital appreciation and current income by investing in a diversified portfolio of common stock and income securities issued by companies engaged in the utilities industry ("Utility Securities"). Under normal market conditions, at least 80% of the Portfolio's assets will be invested in Utility Securities. The Portfolio is intended to achieve investment returns that are higher than the Standard & Poor's Utilities Index with equivalent risk, diversification and price volatility.

VIST U.S. GOVERNMENT BOND. The investment objective of this Portfolio is primarily in securities issued or guaranteed as to principal and interest by the U.S. Government or by its agencies, authorities, or instrumentalities.

VIST WORLD EQUITY. The investment objective of this Portfolio is to maximize long-term total return by investing primarily in common stocks, and securities convertible into common stocks, traded in securities markets located in countries around the world, including the United States. See "Foreign Investments" under "Policies and Techniques Applicable to all Portfolios" in the VIST prospectus for a discussion of the risks involved in investing in foreign securities.

FEDERATED INSURANCE SERIES

Federated Insurance Series ("FIS") is an open-end investment management company that was formed as a series trust to provide funding options for variable life insurance and variable annuity policies. Pursuant to an investment advisory policy, investment decisions for FIS are made by Federated Advisers, an affiliate of Federated Investment Counseling. Federated Securities Corp. is the principal distributor for shares of FIS Prime Money Fund Portfolio.

FIS PRIME MONEY FUND II. The investment objective of the Portfolio is to provide current income consistent with stability of principal and liquidity.
The Portfolio pursues its investment objective by investing exclusively in money market instruments maturing in 397 days or less. An investment in the FIS Prime Money Fund II Portfolio is neither insured nor guaranteed by the U.S. Government.

FIXED ACCOUNT OPTION

This prospectus is generally intended to describe the Policy and Separate Account. Because of certain exemptive and exclusionary provisions, interests in the Fixed Account are not registered under the Securities Act of 1933 and the Fixed Account is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are generally subject to the provisions of these Acts, and the Company has been advised that the staff of the SEC has not reviewed the disclosures in the prospectus relating to the Fixed Account.

The Company guarantees that it will credit interest to Account Values in the Fixed Account at a minimum rate of 4% per year. Additional amounts of "current" interest may be credited by the Company in its sole discretion. The Company determines current interest rates in advance, and credits interest daily to Fixed Account value.

TRANSFERS AMONG POLICY OPTIONS

GENERAL REQUIREMENTS. An Owner may transfer Account Value among Policy Options by written request or telephone authorization. The minimum amount which may be transferred is the lesser of (a) $1,000; or (b) the Owner's entire interest in the applicable Sub-Account or Fixed Account. A written request to transfer

Account Value, or to reallocate future premium payments should be sent or telecopied to the Variable Service Center. To request a transfer or reallocation by telephone, the Owner should contact the registered representative or contact the Variable Service Center at 1-800-845-0689. Requests for transfers or reallocations by telephone will be automatically permitted. The Company will use reasonable procedures such as requiring certain identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone are genuine. Any telephone instructions reasonably believed by the Company to be genuine will be the Owner's responsibility, including losses arising from any errors in the communication of instructions. As a result of this, the Owner will bear the risk of loss. If the Company does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, the Company may be liable for any losses due to dishonored or fraudulent instructions.

Any transfer instruction must clearly specify the amount which is to be
transferred and the Policy Options which are to be affected.   All Sub-Account
transfer requests made at the same time will be treated as a single request. The transfer will be effective as of the date when the Company receives the transfer request at its Variable Service Center.

Account Value to be transferred from the Fixed Account to other Policy Options in any Policy Year may not exceed:

- for transfers during the first Policy Year, 25% of the Fixed Account Value on the Policy Date; and
- for transfers after the first Policy Year, the greater of 25% of the Fixed Account Value on the immediately preceding Policy Anniversary or 100% of the Fixed Account Value transferred to other Policy Options during the immediately preceding Policy Year.

Any applicable Transfer Fee will be taken pro-rata from Account Value in each
Policy Option prior to a transfer.   If the entire interest in a Sub-Account or
the Fixed Account is being transferred, the pro-rata portion of the Transfer Fee will be deducted from the amount which is transferred. (See "Charges and Deductions.")

The Company reserves the right at any time and without prior notice to any party to modify, suspend or terminate the transfer privileges including, but not limited to, the description in "Suspension of Payments and Transfers."

SYSTEMATIC TRANSFERS - DOLLAR COST AVERAGING. The Company permits systematic transfers, such as dollar cost averaging, that an Owner may elect by written request to the Company at its Variable Service Center. Through systematic transfers, designated amounts are transferred each month or quarter from a selected Policy Option to other pre-selected Policy Options. The dollar cost averaging program permits transfers from the Prime Money Fund II Sub-Account or the Fixed Account to other Sub-Account(s) on a regular scheduled basis. Through use of systematic transfers, instead of transfers of the total Account Value at one particular time, an Owner may be less susceptible to the impact of market fluctuations. Systematic transfers prevent investing too much when the price of shares is high and too little when the price of shares is low. However, since systematic transfers, such as dollar cost averaging, involve continuous investment regardless of fluctuating price levels, the purchaser should consider his ability to continue purchases through periods of low price levels. The minimum amount which may be transferred at any time is $250. The Company requires at least $6,000 of Account Value to be in the FIS Prime Money Fund II Sub-Account or the Fixed Account, as applicable, before a "dollar cost averaging" program may begin. Transfers from the Fixed Account are also subject to the restrictions described above in GENERAL REQUIREMENTS. Systematic transfers under the dollar cost averaging program are not taken into account for purposes of determining any applicable transfer fee. The Company does not currently charge for enrolling in the dollar cost averaging program, but reserves the right to do so. (See "Special Service Fees.")

All systematic transfers are made on the same day of each month or quarter (or the next Business Day if the same day of the month or quarter is not a Business Day.)

ASSET REBALANCING PROGRAM. The Company administers an asset rebalancing program that an Owner may elect by written request to the Company at its Variable Service Center. The asset rebalancing program enables the Owner to indicate to the Company the percentage levels of Account Value he or she would like to maintain in particular Sub-Accounts. On the last Business Day of each Policy Quarter, the Account Value will be automatically rebalanced to maintain the indicated percentages by transfers among the Separate Account Policy Options. All Account Value allocated to the Separate Account Policy Options must be included in the asset rebalancing program. Other investment programs, such as systematic transfers and systematic withdrawals, or other transfers or withdrawals may not work in concert with the asset rebalancing program. Therefore, Owners should monitor their use of these programs and other transfers
or withdrawals while the asset rebalancing program is being used.   Asset
rebalancing involving transfers from the Fixed Account are subject to the restrictions described above in GENERAL REQUIREMENTS. All transfers under the asset rebalancing program will be taken into account for purposes of determining any applicable transfer fee. (See "Transfer Fees.") The Company does not currently charge for enrolling in the asset rebalancing program, but reserves the right to do so. (See "Special Service Fees.")

RESTRICTIONS ON TRANSFERS. Programmed or other frequent requests to transfer among Policy Options by, or on behalf of, an Owner may have a detrimental effect on the Fund share values held in the Separate Account. The Company may therefore limit the number of permitted transfers in any Policy Year, or refuse to honor any transfer request for an Owner or a group of Owners if it is informed that the purchase or redemption of shares of one or more of the Portfolios is to be restricted because of excessive trading, or if a specific transfer or group of transfers is deemed to have a detrimental effect on AUV or Portfolio share prices.

The Company may also at any time suspend or cancel its acceptance of third party authorizations on behalf of an Owner; or restrict the Policy Options that will be available for such transfers. Notice will be provided to the third party in advance of the restrictions. The restrictions will not be imposed, however, if the Company is given satisfactory evidence that: (a) the third party has been appointed by the Owner to act on the Owner's behalf for all financial affairs; or (b) the third party has been appointed by a court of competent jurisdiction to act on the Owner's behalf.

AUTOMATIC TRANSFERS OF SMALL ACCOUNTS. The Company reserves the right, subject to any applicable law, to transfer Account Value from any Policy Option if less than $250, to the Policy Option with the highest Account Value.

CHANGES IN POLICY OPTIONS

New Sub-Accounts may be established and additional portfolios or mutual funds may be made available by the Company when, in its sole discretion, it determines that conditions so warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company. Each additional Sub-Account will invest in another portfolio of a Fund, or in another mutual fund or in other investments.

The Company does not guarantee that continued purchase of Portfolio shares will remain appropriate in view of the purposes of the Separate Account. If shares of a Portfolio are no longer available for investment by the Separate Account or if, in the judgment of the Company, further investment in the shares should become inappropriate in view of the purpose of the Policies, the Company may substitute shares of another portfolio, or mutual fund for shares already purchased or to be purchased in the future. The Company also may, in its discretion, remove Portfolios for transfers or new investments. No substitution of securities may take place without prior approval of the SEC, to the extent required, and under the requirements it may impose.

MIXED AND SHARED FUNDING

Shares of VIST and FIS Prime Money Fund II are sold to the Company for allocation to the Separate Account in connection with the Policies, and for allocation to other separate accounts funding variable annuity policies and other variable life insurance Policies issued, or to be issued, by the Company. Shares of VIST and FIS Prime Money Fund II may also be sold to other insurance companies, either affiliated or unaffiliated with the Company, for the same purpose. It is conceivable that, in the future, it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in one or more of the VIST Portfolios or FIS Prime Money Fund II simultaneously if the interests of variable life insurance and variable annuity policy owners differ. The boards of trustees of VIST and FIS Prime Money Fund II and the participating insurance companies intend to monitor events to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken in response.


                            CHARGES AND DEDUCTIONS
PREMIUM LOAD

The Premium Load is equivalent to 6.5% of each premium paid. It is deducted from each premium payment under a Policy. After deduction, the Net Premium is allocated to the Policy Options selected by an Owner.

The Premium Load, together with the Withdrawal Charge, is intended to cover the Company's sales and distribution costs, as well the average premium tax the Company is expected to pay to various states and local jurisdictions. Amounts realized on the Premium Load and the Withdrawal Charge are not necessarily related to the Company's actual sales expenses for that year.

MONTHLY DEDUCTIONS

Various Monthly Deductions are made from the Account Value and the Separate Account. On the first day of each Policy Month, the Company will deduct an amount to cover charges and deductions incurred in connection with the Policy. Generally, this monthly deduction will be made by subtracting values from the Fixed Account and/or canceling Accumulation Units from each applicable Sub-Account in the ratio that the value of each Policy Option bears to the total Account Value for a Policy. The amount of the monthly deduction will vary from month to month. The Policy may lapse if the Cash Surrender Value is not sufficient to cover the monthly deduction which is due. (See "Lapse and Reinstatement.")

The Monthly Deductions are comprised of the following charges:

ADMINISTRATIVE CHARGE. A monthly administrative charge of $6 is deducted each Policy Month. This charge, together with the Withdrawal Charge, is intended to reimburse the Company for its administrative expenses such as the cost of processing Policy applications and transactions, issuing Owner statements and reports, and record keeping, as well as legal, actuarial, systems, mailing and other overhead costs connected with the Company's variable life insurance operations.

COST OF INSURANCE. The Company will make a monthly deduction for the cost of providing life insurance coverage for the Insured based on the Net Amount at Risk. This charge is guaranteed not to exceed the maximum cost of insurance charge determined on the basis of the mortality table guaranteed in the Policy, calculated, for standard issues, using the 1980 Commissioner's Standard Ordinary Mortality tables, Age Last Birthday ("1980 CSO"). The maximum cost of insurance charge for substandard issues are based on multiples or additives to the guaranteed standard rates established by the 1980 CSO. These mortality tables are sex distinct. In addition, separate mortality tables will be used for non-smokers and smokers.

OTHER INSURANCE CHARGES. The Company will make a monthly deduction for the cost of optional insurance benefit riders added to the Policy. See "Optional Insurance Benefit Riders."

DAILY DEDUCTIONS

Each Business Day, the Company will deduct charges which are equal to a percentage of the daily net assets in each Sub-Account of the Separate Account for this class of Policy. The daily charges are comprised of the following charges:

MORTALITY AND EXPENSE RISK CHARGE. The Company makes a daily deduction for the mortality and expense risk charge, which is equal to 0.90%, on an annual basis, of the daily net assets in each Sub-Account. The mortality risk assumed under the Policy is that the Insured may live for shorter periods of time than the Company estimated when it guaranteed the maximum charges in the Policy. The expense risk assumed is that the actual expenses incurred in issuing and administrating the Policies may be greater than the Company estimated when it
guaranteed the maximum level of insurance charges in the Policy.   In addition,
the Company assumes risks associated with the nonrecovery of Policy issue, underwriting and other administrative expenses due to Policies which lapse or are surrendered during the early Policy Years.

If any amount collected by the Company from the mortality and expense risk charge is not needed to cover Death Benefits and expenses, it will be contributed to the Company's general account. Conversely, if the amount collected is insufficient, the Company will make up the deficiency.

TRANSFER FEE

An Owner may transfer all or part of the Account Value among Policy Options without the imposition of any fee or charge if there have been no more than 12 transfers made in any Policy Year. If more than 12 transfers have been made in a Policy Year, the Company will deduct a transfer fee of $10 per transfer. Transfers under a systematic transfer program, such as the dollar cost averaging program providing for the automatic transfer of funds from the Prime Money Fund II Sub-Account or Fixed Account, are not taken into account in determining any transfer fee. (See "Systematic Transfers - Dollar Cost Averaging.") The charge is taken pro-rata from Account Value in each Policy Option prior to a transfer and with respect to Sub-Accounts, will result in the cancellation of Accumulation Units credited to a Policy. If the entire interest in a Sub-Account or the Fixed Account is being transferred, the pro-rata portion of the Transfer Fee will be deducted from the amount which is transferred.

WITHDRAWAL CHARGE

A Withdrawal Charge may be assessed if a Policy is surrendered during the first 12 Policy Years or if a permitted partial withdrawal of Cash Surrender Value is made during Policy Years 2 through 12. (See "Surrenders and Partial Withdrawals.") The initial Withdrawal Charge is equal to 12 Monthly Minimum Premiums times 125%. (See "Premiums - MONTHLY MINIMUM PREMIUM.") The dollar amount of the initial Withdrawal Charge on the Policy Date is stated in the Policy and is based on the Insured's Age and sex, the Face Amount, and the premium class.

STEP DOWN PERCENTAGE. For each policy year, the initial Withdrawal Charge is multiplied by the Step-Down Percentage shown below to obtain the Withdrawal Charge for investments made at any time during that Policy Year:

     POLICY YEAR    STEP-DOWN %    POLICY YEAR    STEP DOWN %
     -----------    -----------    -----------    -----------
          1            100%             8             64%
          2             92%             9             56%
          3             88%            10             48%
          4             84%            11             32%
          5             80%            12             16%
          6             76%            13+            0%
          7             72%



MAXIMUM WITHDRAWAL CHARGE. The maximum withdrawal charge in any Policy Year is limited to $56.50 per $1,000 of Face Amount.

APPLICATION OF THE WITHDRAWAL CHARGE. Generally, the Withdrawal Charge is applied by subtracting values from the Fixed Account and/or canceling Accumulation Units from each affected Sub-Account in the ratio that the value of each Policy Option bears to the total Account Value for a Policy. If there is insufficient value in a Sub-Account or in the Fixed Account to cover the Withdrawal Charge, the Company may deduct it from other Policy Options. Other methods may be requested subject to Company approval. Withdrawals of Account Value reduce the Death Benefit dollar for dollar by the amount of the withdrawal and applicable withdrawal charge. (See "Surrenders and Partial Withdrawals.")

FREE WITHDRAWAL AMOUNT. No Withdrawal Charge will be assessed upon a partial withdrawal of Cash Surrender Value unless the amount withdrawn exceeds the Free Withdrawal Amount for that year. The annual Free Withdrawal Amount is an amount equal to 15% of the premium paid and not previously withdrawn during that Policy Year. These 15% withdrawals do not reduce the Withdrawal Charge. The Withdrawal Charge will continue to apply to any amount withdrawn or surrendered in any Policy Year that exceeds 15% of premium payments. The unused portion of the Free Withdrawal Amount for one Policy Year will not be carried over to the next Policy Year. The Free Withdrawal Amount is not available on withdrawal requests that fail to meet the minimum remaining Account Value requirements for a partial withdrawal. (See "Surrenders and Partial Withdrawals.")

PERSISTENCY REFUND BONUS

After a Policy has been continuously in force for 10 Policy Years, the Company will begin crediting monthly Persistency Refund Bonus amounts to Account Value in the Separate Account and in the Fixed Account. Account Value in the Loan Account is not credited with a Persistency Refund Bonus (See "Preferred and Non-Preferred Loan Amounts.") The Persistency Refund Bonus is determined each Policy Month while the Insured is living, beginning in the 11th Policy Year. The Company calculates the amount of a Persistency Refund Bonus for a Policy Month by multiplying (a) times (b), where:

(a) is the Account Value on the first Business Day of the Policy Month held in the Separate Account and in the Fixed Account; and
(b) is a factor guaranteed to be not less than the equivalent of an annual rate of 0.50% (0.0415% monthly).

The Company may credit additional Persistency Refund Bonus amounts in its discretion. On the date of this prospectus, the Company expects that the Persistency Refund Bonus will be credited each Policy Month beginning in the 11th Policy Year in an amount equivalent to an annual rate of 0.65% (0.0540% monthly) of Account Value then held in the Separate Account and in the Fixed Account, but this is not guaranteed. Any Persistency Refund Bonus will be added to each Policy Option in the same proportion as the Account Value in that Policy Option bears to the entire Account Value as of the beginning of the Policy Month.

OTHER CHARGES AND DEDUCTIONS

FUND EXPENSES. There are other deductions from, and expenses paid out of, the assets of the Portfolios of the Funds, which are described in the accompanying prospectuses for the Funds.

INCOME TAXES. While the Company is not currently reducing Account Value for federal income taxes of the Separate Account, the Company reserves the right to do so if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account. The Company will make deductions for any income taxes incurred by it as a result of the operation of the Separate Account whether or not there was a Company reserve for taxes and whether or not it was sufficient.

The Company will make deductions for any withholding taxes required by applicable law when amounts are distributed from a Policy. (See "Tax Withholding.")

SPECIAL SERVICE FEES. The Company may charge Owners for special services, such as additional reports, dollar cost averaging, and asset rebalancing. As of the date of this prospectus, it does not charge for these special services.

ELIMINATION, REDUCTION OR REFUND OF CHARGES AND DEDUCTIONS. The charges and deductions on a Policy may be eliminated, reduced or refunded, in whole or in part, when sales of Policies are made to individuals or to a group of individuals in a manner that results in savings of sales or administration expenses. Any such adjustment to charges and deductions will be determined by the Company after examination of relevant factors such as:

- the size and type of group to which sales are to be made, because expenses for a larger group are generally less than for a smaller group since large numbers of Policies may be implemented and administered;
- the total amount of premium payments to be received, because certain expenses are likely to be less on larger premium payments than on smaller ones;
- any prior or existing relationship with the Company, because of the likelihood of implementing the Policy with fewer contacts;
- other circumstances, of which the Company is not presently aware, which could result in reduced expenses; and
- after a Contract is issued, in the event anticipated expenses for later Policy Years are anticipated to be less than initially projected.

Charges and deductions may also be eliminated, reduced or refunded when a Policy is issued to an officer, director, employee or agent of the Company or any of its affiliates. No adjustment in charges and deductions is guaranteed by the Company, and any adjustment may vary by group. In no event will adjustments to charges and deductions be permitted if the adjustment would be unfairly discriminatory to any person.

GROUP AND SPONSORED ARRANGEMENTS. Group arrangements include those in which a trustee, employer, an association or similar entity purchases individual Policies covering a group of individuals on a group basis. An example of such an arrangement is a non-tax qualified deferred compensation plan. Sponsored arrangements include those in which an employer, an association or similar entity permits the Company to offer Policies to its employees or members on an individual basis.

The United States Supreme Court has held that certain insurance contracts providing values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs. Therefore, the Company may offer Policies for use in connection with certain employee benefit programs where the cost of insurance does not vary with the sex of the insured. The Company recommends that any employer proposing to offer the Policies to employees under a group or sponsored arrangement consult its attorney before doing so.

                                    THE POLICY

APPLICATION AND ISSUANCE OF A POLICY

An application must be submitted to the Company at its Variable Service Center by anyone wishing to purchase a Policy. The applicant selects:

- A Face Amount (minimum $50,000) and a Death Benefit Option on the life of a proposed Insured (see "Death Benefit");
-    The amount of planned premium that is intended to be paid (see "Premiums");
     and
- The way that Net Premiums will be allocated to the Sub-Account(s) and/or the Fixed Account (see "Allocation of Premiums").

The Company generally will not issue Policies to insure persons older than Age
80. If a premium payment is made with the application, the Policy Date will be the later of the date the Company approves the application or the date of receipt of the premium payment. The Company will review an application under its underwriting rules, and may request additional information or reject an application.

If a Policy is issued, Monthly Deductions will begin as of the Policy Date, even if the Policy's issuance was delayed due to underwriting requirements. If the Company declines an application, it will refund the premium payment made.

If the premium is paid upon delivery of the Policy, the Policy will have a Policy Date which is generally five days after issue. Monthly Deductions will begin on the Policy Date.

Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. Backdating may be desirable, for example, so that the cost of insurance rate is lower, based on a lower Age of the Insured.

FREE LOOK RIGHT. An Owner has the right to review a Policy during an initial inspection period specified in the Policy and, if dissatisfied, to return it to the Company or to the agent through whom it was purchased. When the Policy is returned to the Company during the permitted period, it will be voided as if it had never been in force. The Company will ordinarily refund the Account Value, Premium Load, and any Monthly Deductions (which may be greater or less than the premium payments received) on a Policy returned during the permitted period, unless a different amount is required by state law. The "free look" period is typically 10 days, and may be greater depending on state requirements.

PREMIUMS

The Policy is designed for the flexible payment of premiums. The amount of premiums paid and the time between payments may vary, as long as the Account Value is greater than the next Monthly Deductions. The minimum amount required on the Policy Date, as shown in the Policy, will be at least equal to 2 times the Monthly Minimum Premium. The Owner may also select to pay: planned premiums; Monthly Minimum Premiums; and/or additional premiums, subject to the limitations described below.

PLANNED PREMIUMS.  The Owner may elect, within limits specified by the Company,
to pay premium on a pre-determined schedule.   The Company will provide periodic
reminder notices. Failure to make a payment will not necessarily result in lapse of a Policy, provided the Account Value is sufficient to cover the Monthly Deductions. Although planned premium payments will not necessarily assure that a Policy will remain in force (see "Lapse and Reinstatement"), the amounts paid will generally provide greater benefits than if a lower amount of premium is paid. Making planned premiums can also help assure that coverage remains in force if they are greater than or equal to the Monthly Minimum Premium.

The Owner may arrange to pay planned premiums by pre-authorized automatic deductions from accounts maintained at other financial institutions, and may request to change the amount of planned premiums by submitting a written request to the Variable Service Center.

MONTHLY MINIMUM PREMIUM. Payment of Monthly Minimum Premiums guarantees that the Policy will remain in force during the first five Policy Years; provided that on the first Business Day of each Policy Month (a) is greater than (b), where:

(a) is the sum of all premiums paid to date minus any Indebtedness, minus any partial withdrawals and any Withdrawal Charges deducted; and
(b) is the Monthly Minimum Premium stated in the Policy times the number of elapsed Policy Months, plus the Monthly Minimum Premium for the current Policy Month.

If (a) is equal to or less than (b), and there is no Cash Surrender Value, a 61 day grace period is allowed for payment of sufficient premium. (See "Lapse and Reinstatement - First Five Policy Years.")

An increase in Face Amount during the first five Policy Years will result in an increase in the Monthly Minimum Premium. (See "Death Benefit.") After the first five Policy Years, a Policy will not lapse as long as the Cash Surrender Value is sufficient to cover the next Monthly Deductions and accrued interest on Policy loans.

The Monthly Minimum Premium is based on the Insured's Age and sex, the Face Amount and the Premium Class. Increases or decreases in the Death Benefit, partial withdrawals of Account Value, changes in Death Benefit Options and the addition or deletion of Optional Insurance Benefit Riders may affect the amount of the Minimum Monthly Premium.

ADDITIONAL PREMIUMS. The Owner may pay additional premiums during the lifetime of the Insured at any time, subject to the premium limitations described below.

PREMIUM LIMITATIONS

The Company reserves the right to require satisfactory evidence of insurability before accepting any premium payment that would increase the Net Amount of Risk under a Policy. The Company may require that any Indebtedness be repaid prior to accepting any premium payments.

The maximum amount of Premium Payment in any Policy Year is limited to 3 times the "guideline level premium" for a Policy, unless necessary to keep the Policy
in force.   The "guideline level premium" is defined under section 7702 of the
Internal Revenue Code and determined by the Company. The "guideline level premium" on the Policy Date is shown in the Policy. The Company will not accept any additional premium payment which would result in the total premiums paid exceeding the premium limitation prescribed by section 7702 of the Internal Revenue Code to qualify the Policy as a life insurance contract. (See "Federal Tax Status.")

Payment of premium in excess of specified amounts may cause a Policy to be classified as a "modified endowment contract" for federal income tax purposes. (See "Federal Tax Status.")

ALLOCATION OF PREMIUMS

Net Premium payments are allocated to the appropriate Sub-Account(s) within the Separate Account that invest in the selected Portfolio(s), or to the Fixed Account, in accordance with an Owner's instructions. For each Sub-Account, Net Premium payments are converted to Accumulation Units. The number of Accumulation Units credited to a Policy is determined by dividing the amount allocated to the Sub-Account by the value of the applicable Accumulation Unit next determined after receipt of a premium payment.

Calculations of Accumulation Unit Value for each Sub-Account are made as of the end of each Business Day. Initial Net Premium payments are converted into Accumulation Units when a Policy is issued. Net Premium payments allocated to the Fixed Account are credited in dollars.

Net Premium payments are generally allocated to the Sub-Accounts or the Fixed Account as of the later of the Policy Date or the date the premium is received.

DELAYED INVESTMENT START DATE. Net Premium payments are allocated to the Sub-Accounts or to the Fixed Account as selected by the Owner. On the date of this prospectus, the Company does not delay investment start dates and will allocate Net Premium payments to the selected Policy Options upon issuance of a Policy. The Company reserves the right, however, to allocate Net Premium payments to the Prime Money Fund II Sub-Account for an investment delay period before they will be invested (together with any investment gain) in any other Policy Option(s) designated by the Owner. If the Company elects to delay such initial investments in the Policy Options, the delay would apply where a Policy is issued subject to a requirement that Net Premium payments be refunded upon the exercise of a "free look" right. Allocation to the Policy Option(s) designated by the Owner would be made at the end of the "free look" period. The investment delay period would be measured from the date a Policy is issued from the Variable Service Center and would include up to 5 extra days in addition to the applicable "free look" inspection period to provide time for mail or other delivery of the Policy to the Owner.

Should the Company elect to delay investment start dates, it will so advise prospective investors in a Policy.


                       POLICY BENEFITS AND VALUES

DEATH BENEFIT

As long as the Policy remains in force, a Death Benefit is payable upon the death of the Insured. Upon receipt of proof of death of the Insured and any applicable election for payment of the Death Benefit, the Company will pay the Death Benefit Proceeds to the Beneficiary. While the Insured is living, the Owner may elect for the Death Benefit Proceeds to be paid in a single sum or under a Payout Option. If no election is in effect at the death of the Insured, the Beneficiary may make the election during a 60 day period following the Insured's death. The amount of the Death Benefit is determined on the date the Company receives proof of the Insured's death.

The Death Benefit is based on: the Death Benefit Option in effect on the date of the Insured's death; any increases or decreases to the Face Amount; and the amounts, if any, payable under any Optional Insurance Benefit rider.

DEATH BENEFIT OPTION 1.   Under this option, the Death Benefit is the greater
of: (a) the Face Amount or (b) the Account Value times the applicable percentage of Death Benefit factors from the table below.

DEATH BENEFIT OPTION 2. Under this option, the Death Benefit is the greater of: (a) the Face Amount plus the Account Value or (b) the Account Value times the applicable percentage of Death Benefit factors from the table below.

APPLICABLE PERCENTAGE OF DEATH BENEFIT FACTORS.


                   Percentage                    Percentage                    Percentage
    Attained       of Account     Attained       of Account     Attained       of Account
      Age            Value          Age            Value          Age            Value
       35             250            57             142            79             106
       36             250            58             138            80             105
       37             250            59             134            81             105
       38             250            60             130            82             105
       39             250            61             128            83             105
       40             250            62             126            84             105
       41             243            63             124            85             105
       42             236            64             122            86             105
       43             229            65             120            87             105
       44             222            66             119            88             105
       45             215            67             118            89             105
       46             209            68             117            90             105
       47             203            69             116            91             104
       48             197            70             115            92             103
       49             191            71             113            93             103
       50             185            72             111            94             103
       51             178            73             109            95             102
       52             171            74             109            96             102
       53             164            75             108            97             101
       54             157            76             107            98             101
       55             150            77             107            99             101
       56             146            78             106

CHANGE IN DEATH BENEFIT OPTIONS AND FACE AMOUNT. The Owner may make written request to the Variable Service Center during the Insured's lifetime to change the Death Benefit Option. A change from Death Benefit Option 2 to Death Benefit Option 1 will cause the Face Amount to be increased by the amount of the Account Value. A change from Death Benefit Option 1 to Death Benefit Option 2 will cause the Face Amount to decrease by the amount of the Account Value, and is not permitted during the first 5 Policy Years if the decrease would result in a Face Amount that is 75% or less of the Face Amount on the Policy Date.

After the first Policy Year, the Owner may request to increase or decrease the Face Amount by making written request to the Variable Service Center during the Insured's lifetime.

For a change that would increase the Face Amount, the Company may require evidence of insurability. The Company may restrict any requested increases in Face Amount to minimums and maximums that vary with the Insured's Age and premium risk class. An increase in Face Amount during the first 5 Policy Years will increase the Monthly Minimum Premium. (See "Premiums.") The increase in Monthly Minimum Premium begins when the increase in Face Amount begins, and applies for the remainder of the first 5 Policy Years. The increase in Monthly Minimum Premium is based on the Insured's attained age, sex, additional Face Amount and premium risk class. The Withdrawal Charge is not increased as a result of an increase in Face Amount.

No decrease in the Face Amount will be permitted during the first 5 Policy Years if the reduction would result in a Face Amount that is 75% or less of the Face Amount on the Policy Date. Any reduction will be in the following order:

     (a)  against the most recent increase in insurance;
     (b)  against the next most recent increases;
     (c)  against the initial Face Amount.

The Company may deny any request to change the Face Amount if:

     (a) the Death Benefit would be reduced below that required to qualify the Policy as life insurance; or
     (b) the Death Benefit would be reduced below $50,000, except with the Company's consent; or
     (c)  the remaining Cash Surrender Value would be less than the greater of
          (i) $500 or (ii) an amount equal to 3 times the current Monthly Deductions.

A change in Death Benefit Option or Face Amount will take effect on the first Business Day of the Policy Month coinciding with or next following the date the Company approves the request.

ADJUSTMENTS TO THE DEATH BENEFIT PROCEEDS. The Death Benefit Proceeds actually paid to the Beneficiary are equal to the Death Benefit reduced by any outstanding Indebtedness and unpaid monthly charges.

OPTIONAL INSURANCE BENEFIT RIDERS

The Company may in the future permit Owners to purchase additional benefits provided by rider to the Policy, subject to the Company's underwriting and issuance standards. These additional benefits may increase the monthly cost of insurance charge.

ACCELERATION OF DEATH BENEFIT RIDER

The Company intends to offer in the future a rider benefit that will allow the Owner to receive an accelerated payment of a portion of the Death Benefit, discounted to reflect its current value. This advance payment of the Death Benefit will be available if the Insured is diagnosed as terminally ill with a life expectancy of 12 months or less.

TAX TREATMENT. Under proposed regulations, a "qualified accelerated death benefit" payable on account of a terminal illness would be treated as a death benefit. However, until final regulations are issued, the tax treatment of benefits received under an accelerated benefits rider is presently unclear. Moreover, the treatment may be different depending on whether the benefit is paid for nominal illness or in the event of some other health condition.

DETERMINATION OF ACCOUNT VALUE

ACCOUNT VALUE AND CASH SURRENDER VALUE. The Account Value under a Policy includes its value in the Separate Account, in the Fixed Account and, if there is any Indebtedness, in the Loan Account. The Account Value reflects premiums, the Net Investment Experience of the Sub-Accounts, interest credited on its Account Value in the Fixed Account and on amounts held in the Loan Account, amounts deducted for charges and deductions due under the Policy or any Withdrawal Charges that apply to an Owner request to reduce the Face Amount and amounts withdrawn or surrendered.

The Cash Surrender Value is the amount the Owner will receive upon surrender of the Policy. The Cash Surrender Value is the Account Value reduced by any outstanding Policy loan (and accrued interest) and by any applicable Withdrawal Charges. (See "Preferred and Non-Preferred Loan Amounts" and "Withdrawal Charge.")

The Cash Surrender Value in the Separate Account may increase or decrease daily depending on the Net Investment Experience of the Sub-Accounts. Unfavorable investment experience can reduce the Cash Surrender Value to zero. Because there is no guaranteed minimum Account Value in the Separate Account, the Owner bears the entire investment risk with respect to the Account Value allocated to the Separate Account.

NET INVESTMENT EXPERIENCE. The Net Investment Experience of the Sub-Accounts will affect the Account Value and, in some circumstances, the Death Benefit. The Net Investment Experience of the Sub-Accounts is determined as of the close of regular trading on the New York Stock Exchange on each day when the Exchange is open for trading.

A Sub-Account's Net Investment Experience for any period reflects the investment experience of the underlying Portfolio shares for the same period, reduced by the charges against the Sub-Account for that period. (Currently the Sub-Accounts are charged only for the Company's mortality and expense risk, but in the future the Company may impose a charge against the Sub-Accounts for taxes if appropriate. See "Charges and Deductions" and "Taxation of the Company and the Separate Account.")

The investment experience of Portfolio shares for any period is the increase or decrease in their net asset value for the period invested reduced by the amount of any dividends or capital gains distributions on the shares during the period. Dividends and capital gains distributions on Portfolio shares are reinvested in additional shares of the Fund and affect subsequent investment experience.

Owners who allocate Account Value to the Fixed Account will not share in the actual investment experience of the Fixed Account. Instead, the Company guarantees that Account Values in the Fixed Account will earn interest at an effective annual rate of at least 4.0%. The Company may from time to time credit interest at a higher rate than 4.0%, but it is under no obligation to do so. The Company declares the current interest rate for the Fixed Account periodically. Account Values that are in the Fixed Account will earn interest daily.

PREFERRED AND NON-PREFERRED LOAN AMOUNTS

The Owner may borrow all or part of the Policy's "loan value" at any time after the first Policy Year. The Company will usually make the loan within seven days of the date when a loan request in writing is received at the Variable Service Center.

The maximum amount available for a loan is equal to 90% of the Account Value less the sum of Withdrawal Charges and Indebtedness. A loan reduces the Account Value in the Sub-Accounts and the Fixed Account by the amount of the loan. Account Value equal to the amounts loaned are transferred to the Loan Account from the Fixed Account and the Separate Account when the loans are made by the Company. Amounts in the Loan Account are credited with interest at a minimum guaranteed rate of 4% annually.

The interest rate charged on Indebtedness in excess of a "preferred loan amount" is 6% per year. The interest rate charged on Indebtedness that is less than or equal to a "preferred loan amount" is equivalent to a rate of 4% per year. If not paid, the interest accrued on the loan is added to the loan each Policy Anniversary. An amount equal to the unpaid interest is deducted from the Account Value in the Sub-Accounts and the Fixed Account and transferred to the Loan Account.

PREFERRED LOAN AMOUNTS. A "preferred loan amount" is determined on the Policy Date and on the first Business Day of each Policy Month. It is equal to the excess of Account Value over the total amount of Premiums Paid.

A loan repayment increases the Account Value in the Sub-Accounts and the Fixed Account by the amount of the repayment. Unless the Owner requests otherwise, loans and loan repayments are attributed to the Sub-Accounts and the Fixed Account in proportion to the Account Value in each.

If a loan plus accrued interest on the first Business Day of a Policy Month exceeds the Account Value less the Withdrawal Charges, a repayment will be required to reduce the total Indebtedness to an amount equal to the sum of (a) plus (b), where:

(1)  is the Account Value less any Withdrawal Charges; and
(2)  is an amount sufficient to continue the Policy in force for 3 months.

The Company will send a notice to the Owner or assignee, if any, and allow a period of 61 days from the first Business Day of the Policy Month for the repayment. The Policy will terminate without value unless a sufficient repayment is made during that period.

The amount taken from the Sub-Accounts as a result of a loan does not participate in the investment experience of the Sub-Accounts. Therefore, the Death Benefit and Account Value of the Policy can be permanently affected by a loan, even if it is repaid. In addition, any proceeds payable under a Policy are reduced by the amount of any outstanding loan plus accrued interest.

SURRENDERS AND PARTIAL WITHDRAWALS

SURRENDERS. The Owner may surrender a Policy for its Cash Surrender Value at any time while the Insured is living by a signed written request conforming to the Company's administrative procedures. The Cash Surrender Value of the surrendered Policy will be determined as of the Business Day when a surrender request is received at the Company's Variable Service Center. The Cash Surrender Value equals the Account Value reduced by any Policy loans and accrued interest and by any applicable Withdrawal Charges. (See "Withdrawal Charges.") The Owner may elect in writing to have all or part of the Cash Surrender Value applied to an optional annuity payment option. (See "Payout Options.") The Company's liability for the Death Benefit ends when a Policy is surrendered.

PARTIAL WITHDRAWAL. After the first Policy Year, the Owner may make a partial withdrawal under the Policy (minimum $500) to receive a portion of its Cash Surrender Value. A partial withdrawal will reduce the Account Value and Death Benefit by the amount withdrawn and any applicable Withdrawal Charge. A partial withdrawal may not be made, unless the Company expressly consents, if:

     - the Death Benefit would be reduced below that required to qualify the Policy as life insurance; or
     - the Death Benefit would be reduced below $50,000, except with the Company's consent; or
     -    the remaining Cash Surrender Value would be less than the greater of
          (a) $500 or (b) 3 times the most recent Monthly Deduction.

Any Withdrawal Charge that applies to a partial withdrawal will be deducted pro rata from the Account Value in the Sub-Accounts and the Fixed Account. A permitted partial withdrawal will result in the cancellation of Accumulation Units from each applicable Sub-Account Policy Option or a reduction in Fixed Account Value in the ratio that the Account Value in the Policy Option bears to the total Account Value. The Owner may request in writing in advance if a different method for canceling Accumulation Units or reducing Fixed Account Value is desired. The Company reserves the right to approve or disapprove any such request.

MATURITY PROCEEDS

If the Insured is living on the "Maturity Date" (the anniversary of the Policy Date on which the Insured is Age 100), on surrender of the Policy to the Company, the Company will pay the Owner the Cash Surrender Value. In such case, the Policy will terminate and the Company will have no further obligations under the Policy.

LAPSE AND REINSTATEMENT

FIRST FIVE POLICY YEARS. The Policy will not lapse during the first five Policy Years, provided that on the first Business Day of each Policy Month (a) is greater than (b), where:

(a) Is the sum of all premiums paid to date minus any Indebtedness, minus any partial withdrawals and any Withdrawal Charges deducted; and
(b) Is the Monthly Minimum Premium stated in the Policy times the number of elapsed Policy Months, plus the Monthly Minimum Premium for the current Policy Month.

If (a) is equal to or less than (b), and there is no Cash Surrender Value, a grace period of 61 days from the first Business Day of the Policy Month will be allowed for the payment of sufficient premium to satisfy the minimum premium requirement. The Policy will not lapse as long as there is a positive Cash Surrender Value.

POLICY YEARS SIX AND AFTER. If the Cash Surrender Value on the first Business Day of a Policy Month is not sufficient to cover the current charges, deductions, and accrued interest on Policy loans, a grace period of 61 days from the first Business Day of the Policy Month will be allowed to for the payment of sufficient premium to satisfy the minimum premium requirement.

ALL POLICY YEARS. The Company will send a grace period notice to the Owner's last known address. The notice will show the minimum premium requirement. This is the amount necessary to cover current charges and deductions due under the Policy plus an amount equal to three times the current monthly deduction. If sufficient premium is not paid by the end of the grace period, the Policy will
lapse without value.   If the Insured dies during the grace period, the Company
will pay the Death Benefit Proceeds.

REINSTATEMENT. If the grace period ends and the Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Owner may reinstate the Policy by:

(a) submitting a written request at any time within 3 years after the end of the grace period and prior to the Maturity Date;
(b)  providing evidence of insurability satisfactory to the Company;
(c) paying a sufficient premium to cover all charges and deductions that were due and unpaid during the grace period;
(d) paying sufficient premium to keep the Policy in force for 3 Policy Months from the date of reinstatement; and
(e) repaying any Indebtedness against the Policy that existed at the end of the grace period.

PAYMENT OF PROCEEDS

The Company ordinarily will pay any Cash Surrender Value, Policy loan value or Death Benefit Proceeds from the Sub-Accounts within seven days after receipt by the Variable Service Center of a request, or proof of death of the Insured in a form satisfactory to the Company. However, the Company may delay payment or transfers from the Sub-Accounts. (See "Suspension of Payments and Transfers.") The Company may also delay payment if it considers it necessary to contest the Policy. The Company will pay interest on the Death Benefit Proceeds from the date they become payable to the date they are paid in one sum or, if an optional annuity payment option was selected, to the effective date of the option. (See "Payout Options.")

TAX WITHHOLDING

All distributions or portions thereof which are includable in the gross income of the Owner are subject to federal income tax withholding. The Company will withhold federal taxes at the rate of 10% from each distribution. However, the Owner may elect not to have taxes withheld or to have taxes withheld at a different rate.

PAYOUT OPTIONS

If no election has been previously made by the Owner, the Beneficiary may elect that Death Benefit Proceeds be paid as a single sum, as a fixed annuity, or retained by the Company in its Fixed Account. The Death Benefit Proceeds and Cash Surrender Value can be paid in one sum, or the Owner or payee can choose to receive all or part of the proceeds as fixed annuity payments (payments which are guaranteed as to dollar amount by the Company). Other payout options may also be made available, subject to applicable regulatory requirements. The guaranteed mortality assumptions used in determining payment levels will not vary based on sex.

ANNUITIZATION BONUS. Subject to state availability, the Company intends to increase the amount applied to optional annuity payment options A, B, C, D and, for specified periods greater than five years, E, by an "Annuitization Bonus". The Annuitization Bonus will be calculated by the Company as of the immediately preceding Business Day. The increase will be allocated pro rata to the Policy Options which the Owner has elected and will be deemed "income" on the Policy for federal income tax purposes. (See "Income Tax Treatment of Policy Benefits.")

The "Annuitization Bonus" for a Policy will be determined by the Company at the time of issuance of a Policy, but may be modified, reduced or eliminated for Policies subsequently issued. On the date of this prospectus, the Annuitization Bonus is 3% of the amount applied to annuity payment options A, B, C, D and, for specified periods greater than five years, E.

PAYOUT OPTIONS.  The following payout options are available:

Option A. Life Annuity. An annuity payable monthly during the lifetime of the payee. Annuity payments cease at the death of the payee.

Option B. Life Annuity with Period Certain of 60, 120, 180 or 240 Months. An annuity payable monthly during the lifetime of the payee for 60, 120, 180 or 240 months certain as selected.

Option C. Joint and Survivor Annuity. An annuity payable monthly during the joint lifetime of the payee and a designated second person. At the death of either payee, annuity payments will continue to be made to the survivor payee. The survivor's annuity payments will equal 100%, 75%, 66 2/3% or 50% of the amount payable during the joint lifetime, as chosen.

Option D. Joint and Contingent Annuity. An annuity payable monthly during the lifetime of the payee and continuing during the lifetime of a designated second person after the payee's death. The second person's annuity payments will equal 100%, 75%, 66 2/3% or 50% of the amount payable, as chosen.

Option E. Fixed Payments for a Period Certain. Annuity payable monthly for a fixed amount for any specific period (at least 5 years but not exceeding 30 years), as chosen.

Option F. Death Benefit Proceeds Remaining with the Company. Proceeds from the Death Benefit left with the Company. The Death Benefit Proceeds will remain in the general account and be credited with interest by the Company at a rate of not less than 4%. Full and partial withdrawals may be made at any time with no Withdrawal Charge.

If the payee dies during a period certain (Annuity Options B or E), the remaining annuity payments will be made to the Beneficiary. The Beneficiary may elect to receive the commuted value of the remaining annuity payments in a single sum instead. If no Beneficiary is designated, the commuted value of the remaining annuity payments will be made to the payee's estate in a single sum. The Company will determine the commuted value by discounting the remaining annuity payments at its then current interest rate used for commutation.

RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY

During the first 24 months after the Policy Date, if the Policy has not lapsed, there is an unconditional right to transfer all of the Account Value in the Sub-Accounts to the Fixed Account.

                      OTHER PROVISIONS OF THE POLICY

SUICIDE EXCLUSION

If the Insured commits suicide within two years from the Policy Date (or less if required by state law), the Death Benefit will be limited to the premiums paid, reduced by any outstanding loan and accrued loan interest.

REPRESENTATIONS AND CONTESTABILITY

Generally, the Company can challenge the validity of the Policy or any rider to the Policy on the Policy Date during the Insured's lifetime for two years from the Policy Date, based on misrepresentations made in the application. The Company can challenge an increase in Death Benefit requiring evidence of insurability for two years, during the Insured's lifetime, from the date of the increase. For any increase in Face Amount requiring evidence of insurability, the Company will not contest payment of the Death Benefit Proceeds based on such an increase after it has been in force during the Insured's lifetime for two years from its effective date. However, the two year time limit on the Company's right to challenge all or part of the Policy does not apply in the event that the Insured dies within the two year period.

MISSTATEMENT OF AGE OR SEX

If the Insured's Age or sex is misstated in the application, the Account Value, Cash Surrender Value and Death Benefit will be what the premiums paid would have purchased, based on the Insured's correct Age and sex.

OWNER AND BENEFICIARY

The Owner is named in the application but may be changed from time to time. At the death of the Owner, his or her estate will become the Owner unless a successor Owner has been named. The Owner's rights as such terminate when the Insured dies.

The Beneficiary is also named in the application. The Beneficiary of the Policy may be changed at any time before the death of the Insured. The Beneficiary has no rights under the Policy until the death of the Insured and must survive the Insured in order to receive the Death Benefit Proceeds. If no named Beneficiary survives the Insured, the proceeds will be paid to the Owner.

A change of Owner or Beneficiary must be in written form satisfactory to the Company and must be dated and signed by the Owner making the change. The change will be subject to all payments made and actions taken by the Company under the Policy before the signed change form is received by the Company at its Variable Service Center.


ASSIGNMENTS

The Owner may assign (transfer) the Owner's rights in the Policy to someone else. An absolute assignment of the Policy is a change of Owner and Beneficiary to the assignee. A collateral assignment of the Policy does not change the Owner or Beneficiary, but their rights will be subject to the terms of the assignment. The assignments must be in writing, signed by the Owner and recorded by the Company at its Variable Service Center. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment.

The assignment will be subject to any Indebtedness under a Policy before and after the assignment was recorded.

REPORTS AND RECORDS

The Company will mail to the Owner, at the last known address of record, an annual statement showing current Account Values, transactions since the last statement, Policy loan information and any other information required by federal or state laws or regulations.

The Owner will also be sent annual and semi-annual reports containing the financial statements of the Separate Account and the Fund or Portfolio.

In addition, Owners will receive statements of significant transactions, such as changes in the Death Benefit, transfers among Policy Options, premium payments, Policy loans, increases in Policy loan principal, Policy loan repayments, unpaid Policy loan interest added to principal, reinstatement and termination.

VOTING RIGHTS

In accordance with its view of present applicable law, the Company will vote the shares of the Portfolios held by the Separate Account Sub-Accounts at regular or special meetings of the shareholders in accordance with instructions received
from Owners having the voting interest in the affected Portfolio(s).   The
number of votes that an Owner has the right to instruct for a particular Sub-Account is determined by dividing the Account Value in the Sub-Account by the net asset value per share of the corresponding Portfolio. The Company will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. On the date of this prospectus, the Funds are not required to hold routine annual meetings of its shareholders.

The number of shares which an Owner has a right to vote will be determined as of a date to be chosen by the Company not more than 60 days prior to a shareholder meeting of a Fund. Each Owner having a voting interest will receive proxy material, annual reports and any other materials relating to the appropriate Portfolio.

If required by state insurance authorities, the Company may disregard voting instructions if they would require that shares be voted to cause a change in the Portfolios of a Sub-Account; or a change in the investment policy of the Portfolios; or to approve or disapprove an investment advisory or underwriting Policy for a Portfolio. In addition, the Company may disregard voting instructions in favor of changes, initiated by an Owner or the Fund's Board of Trustees, in any investment policy, investment adviser or principal underwriter of the Portfolio if the Company: (a) reasonably disapproves of the changes and

(b) in the case of a change in investment policy or investment adviser, the Company makes a good faith determination that the proposed change is contrary to state law or is prohibited by state regulatory authorities or that the change would be inconsistent with a Sub-Account's investment objectives or would result in the purchase of securities which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts of the Company. If the Company does disregard voting instructions, a summary of that action and the reasons for it will be included in the next semiannual report to Owners.

SUSPENSION OF PAYMENTS AND TRANSFERS

The Company reserves the right to suspend or postpone payments for surrenders, withdrawals and Policy loans or transfers from the Sub-Accounts for any period when:

-    the New York Stock Exchange is closed for trading;
-    trading on the New York Stock Exchange is restricted by the SEC;
- an emergency exists as a result of which disposal of securities held in the applicable Sub-Accounts is not reasonably practicable or it is not reasonably practicable to determine the value of the applicable Sub-Account's net assets; or
-    during any other period when the SEC, by order, permits such suspension.

The Company also reserves the right to defer payment for a surrender, withdrawal and Policy loan or transfer from the Fixed Account for the period permitted by law but not for more than six months after written election is received by the Company. The Company will pay interest in accordance with state insurance law requirements on payments that are delayed.

NONPARTICIPATION IN COMPANY DIVIDENDS

The Policies are nonparticipating. This means that they do not participate in any dividend distribution of the Company's surplus.


                        DISTRIBUTION AND OTHER AGREEMENTS

First Variable Capital Services, Inc. ("FVCS"), 10 Post Office Square, MA 02109, acts as distributor of the Policies. FVCS, a wholly owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Policy is offered on a continuous basis.

The Company and FVCS have agreements with various broker/dealers under which the Policies will be sold by registered representatives of broker/dealers. The registered representatives are required to be authorized under applicable state regulations to sell variable life insurance policies. The commissions payable to a broker/dealer for sales of a Policy may vary with the sales agreement, but are not expected to exceed 100% of a company established target first year premium payment and 5% of additional payments. Broker/dealers may receive expense allowances, wholesaler fees, bonuses and training fees.

Under a Services Agreement between the Company and FVCS, the Company performs underwriting, issuance and other administrative services for the Policies.

                              SAFEKEEPING OF ASSETS

The Company serves as the custodian of the assets of the Variable Account.

                            MANAGEMENT OF THE COMPANY

The directors and executive officers of the Company and their principal business experience during the past five years, are:

Name and Address                  Position with the    Principal Occupation
                                  Company              During Past 5 Years

Ronald M. Butkiewicz              Chairman and         President and Chief
2211 York Road, Suite 202         Director             Executive Officer,
Oakbrook, IL  60521                                    Irish Life of North
                                                       America, Inc.;
                                                       Chairman and Chief
                                                       Executive Officer,
                                                       Interstate Assurance
                                                       Company

Michael J. Corey                  Director             Managing Director,
401 East Host Drive                                    Insurance Practice
Lake Geneva, WI  53147                                 Group, Ward Howell
                                                       Intl., Inc.;
                                                       President, GSG
                                                       International Inc.

Norman A. Fair                    Director             Vice President,
2211 York Road, Suite 202                              Treasurer, & Asst.
Oakbrook, IL  60521                                    Sec., Irish Life of
                                                       North America, Inc.;
                                                       prior to 1994, Senior
                                                       Vice President and
                                                       Chief Financial
                                                       Officer, Interstate
                                                       Assurance Company

Michael R. Ferrari                Director             President, Drake
25th & University Avenue                               University
Des Moines, IA  50311

Stephen Shone                     Director             Chief Financial
Lower Abbey Street                                     Officer, Irish Life
Dublin 1, Ireland                                      plc

T. David Kingston                 Director             Managing Director,
Lower Abbey Street                                     Irish Life plc
Dublin 1, Ireland

Stephan M. Largent                President and        Prior to April 1995,
10 Post Office Square             Director             President, ING America
Boston, MA  02109                                      Equities, Inc.

Jeff S. Liebmann                  Director             Partner, Dewey
1301 Avenue of the Americas                            Ballantine
New York, NY  10019

Kenneth R. Meyer                  Director             Managing Director,
200 South Wacker Drive,                                Lincoln Capital
Suite 2100                                             Management Co.
Chicago, IL  60606

Thomas K. Neavins                 Director             Vice President and
2211 York Road, Suite 202                              Corporate Secretary,
Oakbrook, IL  60521                                    Irish Life of North
                                                       America, Inc.

Phillip R. O'Connor               Director (non-       Principal of Coopers &
111 West Washington, Suite 1247   voting)              Lybrand LLP/Palmer
Chicago, IL  60602                                     Bellevue Corp.

Anthony J. Koenig, Jr.            Vice President and   Vice President and
10 Post Office Square             Treasurer            Treasurer; prior to
Boston, MA 02109                                       June, 1996, Assistant
                                                       Controller; prior to
                                                       1993, Audit Manager,
                                                       Ernst & Young LLP;
                                                       prior to 1992,
                                                       Assistant Controller,
                                                       First Inter. Life Ins.
                                                       Co.

Arnold R. Bergman                 Vice President-      Vice President-Legal
10 Post Office Square             Legal &              & Administration and
Boston, MA 02109                  Administration and   Secretary;  prior to
                                  Secretary            February 1995,
                                                       Counsel, Aetna Life
                                                       Insurance and Annuity
                                                       Company; prior to
                                                       1992, Vice President,
                                                       General Counsel and
                                                       Secretary, First Int.
                                                       Life Ins. Co.

Martin Sheerin                    Vice President and   Vice President and
10 Post Office Square             Chief Actuary        Chief Actuary; prior
Boston, MA 02109                                       to October, 1994, Vice
                                                       President, Irish Life
                                                       of North America, Inc.

Thomas Simpson                    Vice President and   Vice President; prior
10 Post Office Square             Chief Marketing      to February, 1996,
Boston, MA  02109                 Officer              Vice President,
                                                       Hamilton Life Ins.
                                                       Co.; prior to
                                                       November, 1994,
                                                       National Sales
                                                       Manager, Bankers Nat.
                                                       Life Ins. Co.

                               FEDERAL TAX STATUS

GENERAL

BECAUSE OF THE COMPLEXITY OF THE LAWS AND BECAUSE TAX RESULTS WILL VARY ACCORDING TO THE STATUS OF THE OWNER, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A POLICY.

It should be understood that any detailed description of the federal income tax consequences regarding the purchase of these Policies cannot be made in this prospectus and that special tax rules may be applicable with respect to purchases not discussed herein. In addition, no attempt is made to consider any applicable state or other tax laws. This discussion of federal tax status is based upon the Company's understanding of current federal income tax laws as they are currently interpreted.

TAXATION OF THE COMPANY AND THE SEPARATE ACCOUNT

Under current federal income tax law, no tax is imposed on the Company as a result of the operations of the Separate Account and the Fixed Account. Thus, no charge is currently imposed for Company federal income taxes. The Company reserves the right to charge the Separate Account or Fixed Account for Company federal income taxes, if there are changes in federal tax law.

Under current laws the Company may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and, accordingly, the Company is not currently imposing a charge for them. If they increase, however, a charge for such taxes attributable to the Separate Account and/or Fixed Account may be imposed.

LIFE INSURANCE AND MODIFIED ENDOWMENT CONTRACT DEFINITIONS

LIFE INSURANCE. Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as life insurance for federal tax purposes. The Company will monitor compliance with these tests. As a result, the Company believes Owners will not be taxed on increases in Account Value under the Policies until they are distributed. Furthermore, the Company believes the Death Benefits received under the Policies are excludable from the gross income of the Beneficiary pursuant to the provisions of Section 101 of the Code.

ACCELERATED BENEFITS RIDER. The Company believes that payments received under an accelerated benefits rider will be treated as distributions from a life insurance contract under current law and, in addition, under regulations proposed December 15, 1992, as distributions or death benefits, depending on the circumstances. (See "Acceleration of Death Benefit Rider" for more information regarding the rider.) If such payments are distributions, their tax treatment would depend on whether or not the Policy is a modified endowment contract.

MODIFIED ENDOWMENT CONTRACT. Section 7702A of the Code contains provisions affecting the tax treatment of any loan, assignment or other pre-death distribution from a life insurance policy which is also a "modified endowment contract."

A modified endowment contract is a life insurance policy where premiums paid under the policy at any time during the first seven policy years exceeds the sum of the net level premiums that would have been paid on or before such time if the policy provided for paid up future benefits after the payment of seven level annual premiums ("7-pay test"). (The amount of premiums payable under the 7-pay test are calculated based upon certain assumptions regarding the policy's earnings and the use of a reasonable mortality charge. Riders to the policy are considered part of the policy for purposes of applying the 7-pay test.)

Any Policy received in exchange for a modified endowment contract will also be a modified endowment contract. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 will not cause the new policy to be treated as a modified endowment contract if no additional premiums are paid and there is no increase as a result of the exchange.

INCOME TAX TREATMENT OF POLICY BENEFITS

If the Policy falls within the definition of a modified endowment contract, the following rules will apply to distributions under such Policy:

(a) Distributions will be included in gross income to the extent the Account Value of the Policy exceeds the investment in the Policy (i.e. will be treated as income first). Any additional amounts received other than Policy loans will be treated as a return of capital to the Owner and will reduce the Owner's investment in the Policy.
(b) Loans are considered distributions. An investment in the Policy will be increased by the amount of any prior loan that was included in the Owner's gross income.
(c) A Policy assignment is treated as a distribution. For example, a collateral assignment is a distribution which will subject any gain that accrues in the Policy to taxation.
(d) For purposes of determining the amount of the distribution which is included in gross income, all modified endowment Policies issued by the Company and its affiliates to the same Owner during any 12-month period must be treated as one modified endowment contract.
(e) Payments under the accelerated benefits rider may be treated as distributions that are subject to taxation under these rules.

Any taxable distribution will be subject to an additional tax equal to 10% of the taxable amount of the distribution unless the distribution is:

(a)  made on or after the date when the Owner attains Age 59 1/2;
(b)  is attributable to the Owner becoming disabled; or
(c) is part of a series of substantially equal periodic payments made no less frequently than annually for the life (or life expectancy) or for the joint lives (or life expectancies) of the Owner or the Beneficiary.

DIVERSIFICATION REQUIREMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as a life insurance contract under Section 7702 for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Failure to comply with the diversification requirements may result in the Policy not qualifying as life insurance. If the Policy does not qualify as life insurance, Owners may be subject to immediate taxation on the increases in Account Value of their Policies plus the cost of insurance protection for the year.

The Company intends that all Portfolios of the Funds underlying the Policies will be managed by the Fund or its investment adviser to comply with the diversification requirements set forth in Section 817(h) of the Code and Treas. Reg. 1.817-5 promulgated thereunder.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which Owners may direct their investments to Sub-Accounts of the Separate Account without being considered the owners of the assets of the Separate Account. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situation addressed in published rulings issued by the Internal Revenue Service ("IRS") in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered the owner of the assets of the Separate Account. To the extent the Owner is treated as owner of the assets of the Separate Account attributable to the Owner's Policy, the Owner would be liable for federal income tax on the earnings allocable to the Policy prior to receipt of payments under the Policy.

In the event any forthcoming guidance or ruling by the IRS is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively, resulting in the Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

                              ADVERTISING PRACTICES

The Company may from time to time receive endorsements of the Policies from professional organizations. The Company may use such endorsements in advertisements or sales material for the Policies. The Company may also pay the professional organization making the endorsement for the use of its customer or mailing lists in order to distribute promotional materials regarding the Policies. An endorsement of the Policies by a third party is not necessarily indicative of the future performance or results which may be obtained by persons who purchase the Policies.

From time to time, articles discussing the Separate Account's investment experience, performance rankings and other characteristics may appear in national publications. Some or all of these publishers or ranking services (including, but not limited to, Lipper Analytical Services Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Separate Account. References to, reprints or portions of reprints of such articles or rankings may be used by the Company as sales literature or advertising material and may include rankings that indicate the names of other variable policy separate accounts and their investment experience.

Articles and releases, developed by the Company, the Funds and other parties, about the Separate Account or the Funds regarding individual Portfolio or Fund asset levels and sales volumes, statistics and analyses of industry sales volume and asset levels, and other characteristics may appear in various publications. References to or reprints of such articles may be used in promotional literature for the Policies or the Separate Account. Such literature may refer to personnel of the adviser, or personnel of the sub-advisers, who have investment management responsibility, and their investment style. The reference may allude to or include excerpts from articles appearing in the media.

The advertising and sales literature for the Policies and the Separate Account may refer to historical, current and prospective economic trends. In addition sales literature may be published concerning topics of general investor interest for the benefit of registered representatives and prospective Owners. These materials may include, but are not limited to, discussions of college planning, retirement planning, reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

                                  LEGAL MATTERS

STATE REGULATION

The Company is subject to the laws of the State of Arkansas governing insurance companies and to regulation by the Arkansas Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's Policy liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Separate Account, the Distributor or the Company a party.

                                     EXPERTS

The audited financial statements of First Variable Life Insurance Company included in this prospectus and Registration Statement have been audited by Ernst & Young, LLP, independent public auditors, as indicated in their report herein, and are included herein in reliance upon their authority as experts in accounting and auditing.

The interim financial statements of First Variable Life Insurance Company as of ________, 1996 and for the ___ month period then ended and the interim financial statements of the Separate Account as of _______, and the ___ month period then ended have not been audited.

Legal matters in connection with the Policies have been reviewed by the Company's Legal Department. Mayer, Brown & Platt, of Washington, DC, has provided advice on certain matters relating to the federal securities and tax laws.

                             REGISTRATION STATEMENT

A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This prospectus omits certain information contained in the Registration Statement. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

                                   APPENDIX: A

                ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES,
           CASH SURRENDER VALUES AND ACCUMULATED VALUE OF THE PREMIUM

The tables in Appendix A illustrate the way the Policies operate. They show how the Death Benefit, Cash Surrender Value and Account Value change over an extended period of time assuming hypothetical gross rates of return (i.e. investment income and capital gains, realized or unrealized) for the Separate Account equal to constant after-tax annual rates of 0%, 6% and 12%. The tables are based on an initial premium of $10,000 to provide insurance coverage on males aged 45 and 55; payment of annual premium of $1,300 for Age 45 and $2,200 for Age 55; and a Face Amount of $100,000. The males aged 45 and 55 are assumed to be in the nonsmoker standard risk classification. The tables are first given based on current (i.e., non-guaranteed) cost of insurance rates, other charges and deductions due under the Policy, and the expected (i.e., non-guaranteed) Persistency Refund Bonus beginning in the 11th Policy Year. The tables are next based on guaranteed cost of insurance rates, other charges and deductions due under the Policy, and the guaranteed Persistency Refund Bonus beginning in the 11th Policy Year. Death Benefits, Cash Surrender Values and Account Values for a Policy would be different from the amounts shown if the actual gross rates of return do not average 0%, 6% or l2%, but are either above or below that average for the period. They would also be different depending on the allocation of Account Value among the Separate Account's Sub-Accounts if the aggregate gross rate of return for all Sub-Accounts averaged 0%, 6% or 12%, but varied above or below that average for individual Sub-Accounts. They would also be different if any Policy loan were made during the period of time illustrated, if the Insured were female or in the smoker standard risk classification, or if the Policies were issued at a unisex rate.

The Death Benefits, Cash Surrender Values and Account Values shown in the tables reflect the fact that the Company: (a) deducts a Premium Load of 6.5% from each premium paid; (b) deducts a monthly deduction from the Account Value on the first day of each Policy Month for (i) an administrative charge of $6 per Policy Month , (ii) a cost of insurance charge determined on the basis of the mortality table specified in the Policy; (c) deducts a daily charge assessed against the Separate Account for a mortality and expense risk charge equivalent to an annual rate of 0.90% of the average daily net assets of the Separate Account; and (d) credits a monthly Persistency Bonus Refund beginning in the 11th Policy Year at a guaranteed rate equivalent to an
annual rate of 0.50%.   The current tables reflect the crediting of a monthly
Persistency Refund beginning in the 11th Policy Year at a rate equivalent to an an annual rate of 0.65% . The tables also assume the election of Death Benefit Option 1 throughout the period, and the election of no Optional Insurance Benefits for which a separate monthly deduction might otherwise apply. The Cash Surrender Values shown in the tables reflect the fact that Withdrawal Charges are deducted from the Account Value upon surrender. (See "Charges and Deductions.") The Death Benefits, Cash Surrender Values and Account Values shown in the tables also reflect a simple average of the investment advisory fees and operating expenses incurred by the Fund or Portfolio, at an annual rate of 1.12% of the average daily net assets of the Fund or Portfolio. This average reflects a voluntary cap on the investment advisory fees. If the investment adviser discontinues these caps, the values illustrated on the following pages could be less. (See "Fund Expenses.")

Taking account of the charges for mortality and expense risks and administrative expense in the Separate Account and the average investment advisory fee and operating expenses of the Fund or Portfolio, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -2.02%, 3.98% and 9.98%, respectively.
 The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Separate Account since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the Death Benefits, Cash Surrender Values and Account Values illustrated. (See "Taxation of the Company and the Separate Account.")

The second column of each table shows the amount which would accumulate if the premium was invested to earn interest, after taxes of 5% per year, compounded annually.

$1,300 ANNUAL PREMIUM
$_______ FACE AMOUNT - DEATH BENEFIT OPTION 1
NONSMOKER: MALE AGE 45

CURRENT COST OF INSURANCE RATE


                                        HYPOTHETICAL GROSS INVESTMENT RETURN
                              0%                          6%                       12%
                              --                         --                        ---
End of   PREMIUMS            Cash                       Cash                       Cash
Policy   WITH 5%    Acct.    Surr.    Death    Acct.    Surr.    Death    Acct.    Surr.    Death
 Year    INTEREST   Value    Value   Benefit   Value    Value   Benefit   Value    Value   Benefit
------   --------   ------   -----   -------   -----    -----   -------   -----    -----   -------

                                           [TO BE
                                          INSERTED]



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$1,300 ANNUAL PREMIUM
$_______ FACE AMOUNT - DEATH BENEFIT OPTION 1
NONSMOKER: MALE AGE 45

GUARANTEED COST OF INSURANCE RATE


                                        HYPOTHETICAL GROSS INVESTMENT RETURN
                              0%                          6%                       12%
                              --                         --                        ---
End of   PREMIUMS            Cash                       Cash                       Cash
Policy   WITH 5%    Acct.    Surr.    Death    Acct.    Surr.    Death    Acct.    Surr.    Death
 Year    INTEREST   Value    Value   Benefit   Value    Value   Benefit   Value    Value   Benefit
------   --------   ------   -----   -------   -----    -----   -------   -----    -----   -------

                                           [TO BE
                                          INSERTED]



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$2,200 ANNUAL PREMIUM
$_______ FACE AMOUNT - DEATH BENEFIT OPTION 1
NONSMOKER: MALE AGE 55

CURRENT COST OF INSURANCE RATE


                                        HYPOTHETICAL GROSS INVESTMENT RETURN
                              0%                          6%                       12%
                              --                         --                        ---
End of   PREMIUMS            Cash                       Cash                       Cash
Policy   WITH 5%    Acct.    Surr.    Death    Acct.    Surr.    Death    Acct.    Surr.    Death
 Year    INTEREST   Value    Value   Benefit   Value    Value   Benefit   Value    Value   Benefit
------   --------   ------   -----   -------   -----    -----   -------   -----    -----   -------

                                           [TO BE
                                          INSERTED]



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$2,200 ANNUAL PREMIUM
$_______ FACE AMOUNT - DEATH BENEFIT OPTION 1
NONSMOKER: MALE AGE 55
GUARANTEED COST OF INSURANCE RATE



                                        HYPOTHETICAL GROSS INVESTMENT RETURN
                              0%                          6%                       12%
                              --                         --                        ---
End of   PREMIUMS            Cash                       Cash                       Cash
Policy   WITH 5%    Acct.    Surr.    Death    Acct.    Surr.    Death    Acct.    Surr.    Death
 Year    INTEREST   Value    Value   Benefit   Value    Value   Benefit   Value    Value   Benefit
------   --------   ------   -----   -------   -----    -----   -------   -----    -----   -------

                                           [TO BE
                                          INSERTED]



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        APPENDIX B: FINANCIAL STATEMENTS

                               SEPARATE ACCOUNT VL

                      FIRST VARIABLE LIFE INSURANCE COMPANY

                        REPORT OF INDEPENDENT ACCOUNTANT


[To be inserted.]

                                     PART II

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15 (d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      UNDERTAKING REGARDING INDEMNIFICATION

     Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors and officers and controlling persons of the Registrant and the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


  UNDERTAKING PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

In accordance with section 26(e) of the Investment Company Act of 1940, First Variable Life Insurance Company represents that the fees and charges deducted under the Contracts described in this Registration Statement on Form S-6, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by First Variable Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-Reference Sheet.

The prospectus consisting of _________________ pages.

The undertaking to file reports.

The undertaking regarding indemnification.

The undertaking pursuant to section 26(e) under the Investment Company Act of 1940.

The signatures.

Written consents of the following persons:
     Arnold R. Bergman (See Exhibit 3 (a))
     Mayer, Brown & Platt (See Exhibit 3 (b))
     Martin Sheerin (See Exhibit 6 (a) and 6 (b))
     Ernst & Young, LLP (See Exhibit 7)

The following exhibits:

1.A (1) Resolution of the Board of Directors of the Company authorizing the establishment of the Separate Account.*

     (2)  Not Applicable.

     (3)  (a) Underwriting Agreement.**

          (b) Form of Sales Agreement.***

          (c) Commission Schedule for Policies.**

     (4)  Not Applicable.

     (5)  Specimen Variable Life Insurance Policy.

     (6) Articles of Incorporation and By-Laws of First Variable Life Insurance Company.#

     (7)  Not Applicable.

     (8)  Form of Participation Agreement.***

     (9)  Not Applicable.

     (10) Specimen Flexible Premium Variable Life Insurance Application.**

2.        Included as Exhibit 1.A (5) above.

3.        (a)  Opinion and consent of Arnold R. Bergman, Vice President, Legal and Administration, as to securities being registered.**

          (b)  Consent of Mayer, Brown & Platt.**

4.        Not Applicable.

5.        Not Applicable.

6.        (a)  Opinion and consent of Actuary.**

          (b)  Opinion and consent of Actuary regarding DAC tax charge.**

7.        Consent of Independent Auditors.**

8.        Powers of Attorney.

 * Incorporated herein by reference to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on June 3, 1996 (File No. 333-05053).

**   To be filed by amendment

*** Incorporated herein by reference to Post-Effective Amendment No. 22 to the Form N-4 Registration Statement of First Variable Life Insurance Company and First Variable Annuity Fund E, filed electronically with the Securities and Exchange Commission on September 18, 1996 (File Nos. 333-12197, 811-04092)

 # Incorporated herein by reference to Post-Effective Amendment No. 21 to the Form N-4 Registration Statement of First Variable Life Insurance Company and First Variable Annuity Fund E, filed electronically with the Securities and Exchange Commission on April 29, 1996 (File Nos. 33-86738, 811-04092).

                                  EXHIBIT INDEX


Exhibit Number Description                                          Sequentially
                                                                      Numbered
                                                                        Page*

1.A  (5)  Specimen Variable Life Insurance Policy


8.        Powers of Attorney

*Appear in manually signed original only


                                    SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Separate Account VL of First Variable Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on the 3rd day of January, 1997.


                              Separate Account VL of
                              First Variable Life Insurance Company
                                   (Registrant)

                              By:  First Variable Life Insurance Company
                                   (Depositor)

                              By: /s/Stephan M. Largent
                                   -------------------------
                                    Stephan M. Largent
                                    President



ATTEST:

/s/ Arnold R. Bergman
------------------------
Arnold R. Bergman
Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with First Variable Life Insurance Company, on the date indicated.


PRINCIPAL EXECUTIVE OFFICER

/s/Stephan M. Largent
-------------------------
Stephan M. Largent
President


PRINCIPAL FINANCIAL OFFICER

/s/Anthony J. Koenig, Jr.
-------------------------
Anthony J. Koenig, Jr.
Vice President and Treasurer


DIRECTORS

/s/Ronald M. Butkiewicz*
-------------------------
Ronald M. Butkiewicz


/s/Stephan M. Largent
-------------------------
Stephan M. Largent


/s/Michael J. Corey*
-------------------------
Michael J. Corey


/s/Michael R. Ferrari*
-------------------------
Michael R. Ferrari


/s/T. David Kingston*
-------------------------
T. David Kingston


/s/Jeff S. Liebmann*
-------------------------
Jeff S. Liebmann

-------------------------
Kenneth R. Meyer


/s/Phillip R. O'Connor*
-------------------------
Phillip R. O'Connor


/s/Norman A. Fair*
-------------------------
Norman A. Fair


/s/Thomas K. Neavins*
-------------------------
Thomas K. Neavins


-------------------------
Stephen Shone


          * By: /s/Arnold R. Bergman
                -------------------------
                  Arnold R. Bergman
                  Attorney-in-Fact

                  January 3, 1997